

Mail Stop 4561

June 23, 2016

Thomas J. Sanzone
President and Chief Executive Officer
Black Knight Financial Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

> **Re: Black Knight Financial Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 8-K filed April 27, 2016**
> **File No. 001-37394**

Dear Mr. Sanzone:

We have reviewed your letter dated June 3, 2016 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 26, 2016.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 39

1.   We note your response to prior comment 2. You indicate that loan counts for the loan origination systems part of your business may not be a driver of revenue because many of your client contracts contain volume minimums. However, these loan volumes should be disclosed to the extent that they are performance indicators used to manage the business and would be material to investors understanding and evaluating your financial

performance. In addition, we note that your proposed revised disclosure quantifies the magnitude of certain factors. Consider also providing an indication of the extent to which the servicing technology business and the origination technology business each contributed to the overall change in technology segment revenue. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.B.1 of SEC Release 33-8350.

Item 11. Executive Compensation (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed April 28, 2016)

Compensation Discussion and Analysis and Executive and Directors Compensation

Annual Performance-Based Cash Incentive, page 26

2.   You indicate that your corporate performance measures for your Annual Incentive Plan include adjusted revenue growth and adjusted EBITDA margin. We note that your explanation of how you calculate these measures on page 27 includes adjustments to Adjusted Revenue Growth for "unusual items" and adjustments to Adjusted EBITDA Margin for "certain other revenue and expense items." This explanation does not appear to provide sufficient specificity for investors to calculate the measures from your audited financial statements. Ensure that in future filings you identify each category of adjustments. See Instruction 5 to Item 402(b) of Regulation S-K.

Form 8-K filed April 27, 2016

Exhibit 99.1

3.   We note your proposed revision to future presentations in response to prior comment 4. As previously requested, please ensure that your future presentations of non-GAAP measures are not given more prominence than the most directly comparable GAAP measures. For example, we also note that comparable GAAP measures have been omitted from the caption of the earnings release, which may be inconsistent with the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Thomas J. Sanzone
President and Chief Executive Officer
Black Knight Financial Services, Inc.
June 23, 2016
Page 3

   You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

         Sincerely,

         /s/ Craig D. Wilson

         Craig D. Wilson
         Sr. Asst. Chief Accountant
         Office of Information Technologies
         and Services